UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 30, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in July 2012. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights	2

■ Capital adequacy ratio highlights

Status of Mizuho Financial Group’s consolidated capital adequacy	4

■ Scope of consolidation	4
(1) Scope of consolidation for calculating consolidated capital adequacy ratio

■ Consolidated capital adequacy ratio	6
(2) Summary table of consolidated capital adequacy ratio (BIS Standard)

■ Risk-based capital	8
(3) Summary of types of capital instruments
(4) Summary of approach to assessing capital adequacy
(5) Required capital by portfolio classification

■ Credit risk	20
(6) Credit risk management
(7) Credit risk exposure, etc.

■ Methods for credit risk mitigation	34
(8) Risk management regarding credit risk mitigation
(9) Credit risk mitigation by portfolio classification

■ Counterparty risk in derivatives transactions and long-settlement transactions	35
(10) Management of counterparty risk in derivatives transactions and long-settlement transactions
(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

■ Securitization exposure	37
(12) Summary of securitization exposure and its risk management
(13) Accounting policies for securitization transactions
(14) Quantitative disclosure items for securitization exposure

■ Market risk	53

■ Operational risk	53

■ Equity exposure in banking book	53
(15) Risk management related to equity exposure in banking book
(16) Status of equity exposure in banking book

■ Compensation of directors, corporate auditors and employees	55
(17) Qualitative disclosure
(18) Quantitative disclosure items

Credit risk management	58

Market and liquidity risk management	59

Operational risk management	67

Capital adequacy ratio highlights

The Basel II Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (FSA Notice No. 15 of 2007).

As a method to calculate the amount of credit risk-weighted assets under the Basel II Framework, we have adopted the advanced internal ratings-based approach. In addition, as a method to calculate the amount equivalent to the operational risk, we have adopted the advanced measurement approach.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Consolidated capital adequacy ratio (BIS standard)	15.30%	15.49%
Tier 1 capital ratio	11.93%	12.75%

Tier 1 capital	6,170.2	6,397.8
Tier 2 capital	2,103.4	1,745.1
Deductions for total risk-based capital	362.6	370.0

Total risk-based capital	7,910.9	7,772.9

Risk-weighted assets	51,693.8	50,165.9

(Reference)

Mizuho Corporate Bank (Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Consolidated capital adequacy ratio (BIS standard)	18.80%	17.80%
Tier 1 capital ratio	16.10%	15.86%

Tier 1 capital	4,528.8	4,430.8
Tier 2 capital	881.2	680.6
Deductions for total risk-based capital	122.9	137.2

Total risk-based capital	5,287.1	4,974.2

Risk-weighted assets	28,121.6	27,931.6

Mizuho Corporate Bank (Non-consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Non-consolidated capital adequacy ratio (BIS standard)	20.34%	20.15%
Tier 1 capital ratio	15.82%	16.32%

Tier 1 capital	4,053.6	4,135.2
Tier 2 capital	1,214.8	1,011.2
Deductions for total risk-based capital	57.0	41.3

Total risk-based capital	5,211.5	5,105.1

Risk-weighted assets	25,617.3	25,327.3

Mizuho Bank (Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Consolidated capital adequacy ratio (Domestic standard)	14.91%	15.52%
Tier 1 capital ratio	10.38%	11.39%

Tier 1 capital	2,374.7	2,428.1
Tier 2 capital	1,129.5	977.6
Deductions for total risk-based capital	93.4	98.9

Total risk-based capital	3,410.8	3,306.8

Risk-weighted assets	22,868.8	21,299.9

(Reference) Consolidated capital adequacy ratio (BIS standard)	14.60%	15.46%

Mizuho Bank (Non-Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Non-consolidated capital adequacy ratio (Domestic standard)	15.02%	15.62%
Tier 1 capital ratio	10.54%	11.51%

Tier 1 capital	2,329.4	2,379.6
Tier 2 capital	1,129.4	978.7
Deductions for total risk-based capital	140.6	131.0

Total risk-based capital	3,318.1	3,227.2

Risk-weighted assets	22,091.2	20,656.9

(Reference) Non-consolidated capital adequacy ratio (BIS standard)	14.68%	15.47%

Mizuho Trust & Banking (Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Consolidated capital adequacy ratio (BIS standard)	16.34%	18.26%
Tier 1 capital ratio	12.11%	14.02%

Tier 1 capital	296.8	334.5
Tier 2 capital	110.8	103.5
Deductions for total risk-based capital	7.2	2.4

Total risk-based capital	400.4	435.7

Risk-weighted assets	2,449.6	2,386.0

Mizuho Trust & Banking (Non-Consolidated)	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Non-consolidated capital adequacy ratio (BIS standard)	16.54%	18.42%
Tier 1 capital ratio	12.28%	14.13%

Tier 1 capital	296.3	332.4
Tier 2 capital	110.3	103.1
Deductions for total risk-based capital	7.4	2.3

Total risk-based capital	399.1	433.1

Risk-weighted assets	2,412.3	2,351.6

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements

None as of March 31, 2011 and 2012.

(B) Number of consolidated subsidiaries

	As of March 31, 2011	As of March 31, 2012
Consolidated subsidiaries	152	149

Our major consolidated subsidiaries are Mizuho Corporate Bank, Ltd., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2012:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Bank, Ltd.	Japan	Banking	100.0	100.0
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	94.7	94.7
Mizuho Investors Securities Co., Ltd.	Japan	Securities	100.0	100.0
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0	54.0
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7	98.7
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5	91.5
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0	60.0
Overseas
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0	100.0
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0	100.0
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0	100.0
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0	100.0
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

Note:

In September 2011, Mizuho Securities, Mizuho Investors Securities and Mizuho Trust & Banking became wholly-owned subsidiaries through stock-for-stock exchanges, and all three companies, formerly listed on the Tokyo Stock Exchange and other financial instrument exchanges, were delisted.

(C) Corporations providing financial services for which Article 9 of the Consolidated Capital Adequacy Ratio Notice is applicable

None as of March 31, 2011 and 2012.

(D) Related companies for which deductions set forth in Article 8, Paragraph 1, Item 2, Subsections 1 to 3 of the Consolidated Capital Adequacy Ratio Notice are applicable

None as of March 31, 2011 and 2012.

(E) Companies described in Article 52-23, Paragraph 1, Item 10 of the Banking Law that are mainly engaged in businesses as described in Subsection 1 of such item or companies set forth in Item 11 of such paragraph, but that are not in the holding company’s corporate group

None as of March 31, 2011 and 2012.

(F) Restrictions on transfer of funds or capital within the holding company’s corporate group

None as of March 31, 2011 and 2012.

■ Consolidated capital adequacy ratio

(2) Summary table of consolidated capital adequacy ratio (BIS standard)

				(Billions of yen)
				As of March 31, 2011	As of March 31, 2012
Tier 1 capital	Common stock and preferred stock			2,181.3	2,254.9

	Non-cumulative perpetual preferred stock			—	—

	Advance payment for new shares			—	—
	Capital surplus			937.6	1,109.7
	Retained earnings			1,132.3	1,405.4
	Less: Treasury stock			3.1	7.0
	Advance payment for treasury stock			—	—
	Less: Dividends (estimate), etc			140.0	76.3
	Less: Unrealized losses on other securities			7.0	—
	Foreign currency translation adjustments			(103.9)	(102.8)
	Stock acquisition rights			2.7	2.1

	Minority interest in consolidated subsidiaries			2,269.6	1,941.4

	Preferred securities issued by overseas SPCs			1,919.8	1,859.6

	Less: Goodwill equivalent			1.9	60.5
	Less: Intangible fixed assets recognized as a result of a merger			38.9	38.3
	Less: Capital increase due to securitization transactions			5.4	4.5
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach			52.9	26.1
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)			6,170.2	6,397.8
	Deduction for deferred tax assets			—	—

	Total	(A	)	6,170.2	6,397.8

	Preferred securities with a step-up interest rate provision	(B	)	524.0	524.0
	Ratio to Tier 1 = (B) / (A) X 100			8.49%	8.19%

Tier 2 capital	45% of unrealized gains on other securities			—	45.1
	45% of revaluation reserve for land			106.2	102.5
	General reserve for possible losses on loans			4.9	4.2
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach			—	—

	Debt capital, etc.			1,992.2	1,593.2

	Perpetual subordinated debt and other debt capital			343.6	262.6
	Dated subordinated debt and redeemable preferred stock			1,648.6	1,330.6

	Total			2,103.4	1,745.1

	Tier 2 capital included as qualifying capital	(C	)	2,103.4	1,745.1

Tier 3 capital	Short-term subordinated debt			—	—

	Tier 3 capital included as qualifying capital	(D	)	—	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E	)	362.6	370.0

Total risk-based capital	(A) + (C) + (D) – (E)	(F	)	7,910.9	7,772.9

Risk-weighted assets	Credit risk-weighted assets	(G	)	46,997.1	45,165.4

	On-balance-sheet items			38,958.0	37,683.9
	Off-balance-sheet items			8,039.0	7,481.4

	Market risk equivalent assets [(I)/8%]	(H	)	1,389.2	2,083.3
	(Reference) Market risk equivalent	(I	)	111.1	166.6
	Operational risk equivalent assets [(K)/8%]	(J	)	3,307.4	2,917.1
	(Reference) Operational risk equivalent	(K	)	264.5	233.3
	Adjusted amount for credit risk-weighted assets	(L	)	—	—
	Adjusted amount for operational risk equivalent	(M	)	—	—

	Total [(G) + (H) + (J) + (L) + (M)]	(N	)	51,693.8	50,165.9

Consolidated capital adequacy ratio (BIS standard) = (F) / (N) X 100				15.30%	15.49%

Tier 1 capital ratio = (A) / (N) X 100				11.93%	12.75%

Notes:

1.	The above figures are calculated based on the BIS standard applied on a consolidated basis under the “Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25” (FSA Notice No. 20 of 2006 (the “Notice”)). For the figures as of March 31, 2011 and 2012, we did not apply the exception to the Notice (FSA Notice No. 79 of 2008).

2.	As it is not possible to break down Mizuho Financial Group’s common stock and preferred stock according to classes of stock, non-cumulative perpetual preferred stock is not stated separately from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

4.	The amounts of net deferred tax assets as of March 31, 2011 and 2012 were ¥471.1 billion and ¥340.7 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of March 31, 2011 and 2012 were ¥1,234.0 billion and ¥1,279.5 billion, respectively.

5.	The “adjusted amount for credit risk-weighted assets” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the foundation internal ratings-based approach multiplied by the rate prescribed in the Notice over the required capital under the advanced internal ratings-based approach; and the “adjusted amount for operational risk equivalent” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the basic indicator approach multiplied by the rate prescribed in the Notice over the required capital under the advanced measurement approach.

■ Risk-based capital

(3) Summary of types of capital instruments

(A) Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies as Tier 1 capital for the purposes of our consolidated capital adequacy ratios. The preferred securities issued by Mizuho Preferred Capital (Cayman) 1 Limited were redeemed in full on June 29, 2012.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the preferred securities described below are referred to as the “MPC1 Preferred Securities.”)	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	June 30th and December 30th of each year

Total amount issued	¥171.0 billion	US$600 million

Issue date	February 14, 2002	March 13, 2006

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 1 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date(5), and Mizuho Financial Group issues to MPC 1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(7), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock(12) are suspended or reduced; (Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).	Dividends for the MCI (USD) 1 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(12)

Issuer	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 2 Limited (“MCI (JPY) 2,” and the preferred securities described below are referred to as “MCI (JPY) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 3 Limited (“MCI (JPY) 3,” and the preferred securities described below (Series A and Series B) are collectively referred to as “MCI (JPY) 3 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five -year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2018, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2019, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up.

Dividend payments that are suspended are non-cumulative.)

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2018. Dividend rate step-up is applied.

Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. Dividend rate step-up is applied.

Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. No dividend rate step-up.

Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥400 billion	¥274.5 billion	Series A ¥249.5 billion Series B ¥53.5 billion

Issue date	January 12, 2007	January 11, 2008	July 11, 2008

Dividend suspension events	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2) when Mizuho Financial Group’s Available Distributable Amounts(13) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(2) when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(2) when Mizuho Financial Group’s Available Distributable Amounts(15) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 2; and

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 3 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 3; and

	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 3

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 3 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 1 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(13).	Dividends for the MCI (JPY) 2 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(14).	Dividends for the MCI (JPY) 3 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(15).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (JPY) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (JPY) 2 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (JPY) 3 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(12)	Same priority as Mizuho Financial Group’s Preferred Stock(12)	Same priority as Mizuho Financial Group’s Preferred Stock(12)

Issuer	Mizuho Capital Investment (JPY) 4 Limited (“MCI (JPY) 4,” and the preferred securities described below are referred to as “MCI (JPY) 4 Preferred Securities.”)	Mizuho Capital Investment (USD) 2 Limited (“MCI (USD) 2,” and the preferred securities described below are referred to as “MCI (USD) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 5 Limited (“MCI (JPY) 5,” and the preferred securities described below (Series A, Series B and Series C) are collectively referred to as “MCI (JPY) 5 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series A

Starting from the dividend payment date falling in June 2014, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series B

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Series C

Starting from the dividend payment date falling in June 2015, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first seven years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2014. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Series C

Fixed dividend rate for the first six years (although a floating dividend rate is applied with respect to dividend payment dates after June 2015. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	March 31, 2009 and June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥355 billion	$850 million	Series A ¥139.5 billion Series B ¥72.5 billion Series C ¥25.0 billion

Issue date	December 29, 2008	February 27, 2009	Series A June 30, 2009 Series B August 31, 2009 Series C September 29, 2009

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2) when Mizuho Financial Group’s Available Distributable Amounts(16) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 4 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 4; and

(Mandatory dividend suspension or reduction event)

(1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2) when Mizuho Financial Group’s Available Distributable Amounts(17) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 2; and

(Mandatory dividend suspension or reduction event)

(1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2) when Mizuho Financial Group’s Available Distributable Amounts(18) is insufficient, or dividends on its preferred stock(12) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3) when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 5 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 5; and

	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 4	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 5

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 4 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (USD) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 5 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 4 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(16).	Dividends for the MCI (USD) 2 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(17).	Dividends for the MCI (JPY) 5 Preferred Securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(18).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (JPY) 4 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (USD) 2 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(12) are reduced, dividends on MCI (JPY) 5 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(12)	Same priority as Mizuho Financial Group’s Preferred Stock(12)	Same priority as Mizuho Financial Group’s Preferred Stock(12)

Notes:

(1)	Loss Absorption Certificate
Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)	Preferred Stock

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts

Refers to the maximum amount available for dividends (“Distributable Amounts”) calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC1, equal in point of subordination as the Parity Preferred Securities(6) (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities(6) in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities(6) in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

(4)	DistributableAmounts Limitation Certificate

Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	MandatoryDividend Payment Date

Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	ParityPreferred Securities

Refers to the collective designation for preferred securities and MPC1 Preferred Securities issued by MPC1 which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC1 Preferred Securities. (As to MPC1, for example, Parity Preferred Securities are the collective designation of MPC1 Preferred Securities as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	LiquidationEvent

Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	ReorganizationEvent

Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	InsolvencyEvent

Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	GovernmentalAction

Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	AvailableDistributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	PreferredStocks

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(13)	AvailableDistributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(14)	AvailableDistributable Amounts for the MCI (JPY) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(15)	AvailableDistributable Amounts for the MCI (JPY) 3 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 3 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 3 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 3 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2008)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 3 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 3 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2008

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to June 30, 2008, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December 2008 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2008 up to the dividend payment date falling in December 2008.

(16)	AvailableDistributable Amounts for the MCI (JPY) 4 Preferred Securities

(i) Amount available in March 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2008, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2008 to December 30, 2008, pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 4 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid from the day after December 30, 2008 up to the dividend payment date falling in March 2009.

(ii) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 4 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 4 Preferred Securities.

(iii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 4 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 4 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 4 Preferred Securities falling in June up to the dividend payment date falling in December.

(17)	AvailableDistributable Amounts for the MCI (USD) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (USD) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(18)	AvailableDistributable Amounts for the MCI (JPY) 5 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 5 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 5 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 5 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2009)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 5 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 5 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2009

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the fiscal year ended March 31, 2009, less (A) the amount of dividend payments on Preferred Stock(12) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from April 1, 2009 to June 30, 2009, pro-rated between full dividends on MCI (JPY) 5 Preferred Securities for the dividend payment date falling in December 2009 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2009 up to the dividend payment date falling in December 2009.

(B) Summary of preferred stock

The preferred stocks that have been issued as stated below are included in Tier 1 capital of Mizuho Financial Group’s consolidated capital adequacy ratio.

		Eleventh Series Class XI Preferred Stock	Thirteenth Series Class XIII Preferred Stock
	Amount outstanding as of fiscal year end (excluding treasury stock)	¥373.6782 billion	¥36.69 billion

	Preferred dividend payment	An annual dividend payment of ¥20 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.	An annual dividend payment of ¥30 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.

	Non-cumulative clause	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.

	Non-participation clause	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.

	Preferred interim dividend payment	If an interim dividend payment is made, ¥10 per share is to be paid in priority to holders of common stock.	If an interim dividend payment is made, ¥15 per share is to be paid in priority to holders of common stock.

	Distribution of residual assets	¥1,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.	¥1,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.

Conversion(1) request	Conversion period	From July 1, 2008 to June 30, 2016.	n.a.
	Conversion price	¥282.90 (As of July 1, 2012)	n.a.
Reset of conversion price

On July 1 of each year from July 1, 2009 to July 1, 2015 (hereafter, “Conversion Price Reset Date”), in the event the market price of common stock on such date is below the effective conversion price on the day before the relevant Conversion Price Reset Date, the reset price is to be adjusted as of the relevant Conversion Price Reset Date to such market price (minimum: ¥282.90), where market price is defined as the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the Conversion Price Reset Date.

n.a.
	Adjustment of the conversion price	Adjustments to the conversion price are to be made upon the issuance or disposition of common stock at a price lower than the market price and in other specified circumstances.	n.a.
Number of shares of common stock to be provided upon conversion

The number obtained by dividing (i) the total issue price of the preferred stock submitted in connection with the conversion request by the holders of such preferred stock by (ii) the conversion price.

n.a.

Mandatory conversion of preferred stock

Mizuho Financial Group shall acquire on July 1, 2016 any preferred stock in respect of which a request for conversion has not been made by June 30, 2016 and deliver common stock to the holder of such preferred stock. The number of shares of common stock to be delivered is obtained by dividing ¥1,000 by the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to July 1, 2016 (minimum: ¥282.90).

n.a.

Conversion clause	n.a.

On or after April 1, 2013, as determined by a resolution of the general meeting of shareholders, all or a portion of the preferred stock can be repurchased at the conversion price set forth below.

The conversion price per share will be the sum of ¥1,000 and the preferred dividend pro-rated for the number of days from the first day of the fiscal year during which the conversion date falls; provided, however, that if preferred interim dividends are paid, the conversion price per share is to be reduced by the amount of such interim dividend.

Voting rights	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.

Preferential status	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.

(C) Summary of debt capital instruments

1. Summary

The following debt capital instruments are included in Tier 2 capital:

—	Perpetual subordinated debt;

—	Dated subordinated debt; and

—	Dated preferred stock.

Of the above, perpetual subordinated debt and dated subordinated debt are in the form of subordinated bonds with subordination clause (corporate bonds with subordination clause) or subordinated loans (borrowing by means of loan agreement with subordination clause) (collectively, “Subordinated Bonds, Etc.”). Specifically, such debt capital is raised as follows:

(1)	Subordinated bonds offered to investors in Japan and abroad;

(2)	Subordinated bonds using a Euro MTN program, etc.; and

(3)	Subordinated loans.

The Subordinated Bonds, Etc., are issued by or loaned to Mizuho Financial Group, its banking subsidiaries or overseas consolidated SPC subsidiaries.

In each case, the above instruments are based on terms that are in accordance with relevant public notices and supervisory guidelines of the Financial Services Agency so as to ensure eligibility as Tier 2 capital, and the following is the summary of such terms as of July 1, 2012.

At present, we have no dated preferred stock outstanding.

2. Subordination clause

Subordinated Bonds, Etc., include subordination clauses pursuant to which, in the event that certain grounds for subordination arise, payments of principal and interest on the relevant Subordinated Bonds, Etc., are ranked lower in priority compared to the execution of obligations relating to more senior claims which are obligations other than those that rank pari passu or junior to such Subordinated Bonds, Etc. (concerning the rights of holders of Subordinated Bonds, Etc., that seek payment, the order of priority in receiving payments in bankruptcy proceedings is junior to subordinated bankrupt claims as set forth in the Bankruptcy Law). As a result, senior creditors have priority over holders of Subordinated Bonds, Etc., in the event of bankruptcy, corporate reorganization and civil rehabilitation proceedings, etc.

3. Perpetual subordinated debt

Perpetual subordinated debt is a debt capital instrument with all of the following features:

(1)	Unsecured, fully paid and subordinated to other obligations;

(2)	Not redeemable or repayable, except when it is optional and the debtor anticipates that a sufficient capital adequacy ratio will be maintained after such redemption or repayment or in connection with the raising of capital in an amount equal to or in excess of the amount to be redeemed or repaid;

(3)	Applicable to absorb losses while the obligor continues to do business; and

(4)	Contains a provision that allows a deferred payment of interest.

4. Dated subordinated debt

Dated subordinated debt differs from perpetual subordinated debt in that it has a fixed redemption or repayment term of more than five years.

In the case of both perpetual subordinated debt and dated subordinated debt, if a step-up in interest is provided for, the application of such step-up must be made at a time five years or more from the issue or loan date so as to prevent the interest to be paid after step-up from being excessive, and the amount of step-up must be within the limit that the Financial Services Agency determines in supervisory guidelines.

(4) Summary of approach to assessing capital adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital adequacy ratio and Tier 1 capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining risk-based capital that exceeds the minimum requirements (8% under BIS standards, 4% under domestic standards).

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the business groups and units of our banking subsidiaries, etc., within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we examine whether an appropriate return on risk is maintained in addition to considering the effects that interest rate risk related to our banking book, credit concentration risk and stress tests have on our capital.

(5) Required capital by portfolio classification

	(Billions of yen)
	As of March 31, 2011		As of March 31, 2012
	EAD	Required capital	EAD	Required capital
Credit risk	168,629.5	5,084.9	171,425.4	4,737.4

Internal ratings-based approach	160,055.2	4,834.2	163,265.5	4,486.1
Corporate (except specialized lending)	49,049.3	2,690.6	51,054.8	2,523.9
Corporate (specialized lending)	2,615.8	326.0	2,378.0	239.5
Sovereign	74,995.2	53.8	77,549.7	62.9
Bank	5,073.8	134.4	5,525.0	123.2
Retail	13,885.2	665.1	13,652.5	623.7
Residential mortgage	10,774.8	447.5	10,529.9	418.2
Qualifying revolving loan	350.4	33.3	346.3	31.0
Other retail	2,759.9	184.2	2,776.2	174.4
Equities	3,530.3	375.5	3,357.6	353.0
PD/LGD approach	1,037.1	109.9	964.4	97.7
Market-based approach (simple risk weight method)	285.3	78.3	274.2	75.6
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	2,207.9	187.2	2,118.8	179.6
Regarded-method exposure	1,035.1	255.5	1,261.8	270.5
Purchase receivables	1,929.8	68.7	1,834.9	54.2
Securitizations	4,422.1	89.6	3,818.1	74.0
Others	3,518.1	174.7	2,832.6	160.8

Standardized approach	8,574.3	250.6	8,159.8	251.2
Sovereign	4,664.3	3.3	4,273.0	4.2
Bank	1,250.4	24.5	1,159.0	24.1
Corporate	2,038.9	157.5	2,064.2	164.5
Residential mortgage	0.0	0.0	—	—
Securitizations	39.4	30.1	37.0	24.4
Others	581.1	35.1	626.5	33.7

Market risk	n.a.	111.1	n.a.	166.6

Standardized approach	n.a.	84.5	n.a.	68.4
Interest rate risk	n.a.	49.8	n.a.	38.5
Equities risk	n.a.	26.1	n.a.	22.2
Foreign exchange risk	n.a.	4.3	n.a.	4.2
Commodities risk	n.a.	4.2	n.a.	3.3
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	26.6	n.a.	98.2

Operational risk	n.a.	264.5	n.a.	233.3

Advanced measurement approach	n.a.	218.5	n.a.	192.5
Basic indicator approach	n.a.	46.0	n.a.	40.8

Total required capital (consolidated)	n.a.	4,135.5	n.a.	4,013.2

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

* The transitional measure applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(6) Credit risk management

— Summary of credit risk management

See pages 58 to 59 for a summary of our credit risk management policies and procedures.

We apply the advanced internal ratings-based approach to calculate credit risk-weighted assets under Basel II. With regard to some business units or asset classes that are deemed to be immaterial for purposes of calculating credit risk-weighted assets, we apply the standardized approach.

We use our estimates of PD (probability of default) and LGD (loss given default) in calculating credit risk-weighted assets. In accordance with regulations, we estimate PD by using long-term averages of actual defaults, to which conservative adjustments are made, based on internal data, and make adjustments to LGD taking into account recessionary periods. We regularly perform verifications of PD and LGD through back testing and other methods. We also utilize these estimates for measuring credit risks for internal use, allocating risk capital and other purposes.

— Status of portfolios to which the standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and Standard & Poor’s Ratings Services (S&P) overseas.

We apply a 100% risk weight for all of our corporate exposure.

— Summary of our internal rating system

See pages 58 for a summary of our internal rating system and rating assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings.

Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Including restructured loans and loans past due for three months or more

(7) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the fiscal years ended March 31, 2011 and 2012.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	80,450.9	36,914.8	2,146.5	10,636.2	130,148.6

Overseas	13,971.5	5,354.8	2,112.5	3,010.2	24,449.2

Asia	3,452.6	773.5	119.3	869.9	5,215.4
Central and South America	2,062.6	147.4	232.2	3.5	2,445.9
North America	4,602.1	3,168.3	637.1	1,721.0	10,128.7
Eastern Europe	48.8	—	0.0	1.5	50.4
Western Europe	2,706.2	1,122.5	1,040.9	255.8	5,125.6
Other areas	1,098.9	142.9	82.7	158.3	1,483.0

Total	94,422.5	42,269.7	4,259.0	13,646.5	154,597.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,534.9

	(Billions of yen)
	As of March 31, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	77,828.0	40,146.5	1,842.3	7,323.2	127,140.2

Overseas	17,071.5	8,465.3	2,054.8	3,453.5	31,045.2

Asia	4,363.0	996.8	148.4	981.9	6,490.2
Central and South America	2,258.9	144.2	201.5	8.8	2,613.7
North America	5,825.6	6,029.2	595.1	1,922.0	14,372.0
Eastern Europe	29.2	—	0.9	6.2	36.5
Western Europe	3,222.0	1,140.7	992.9	474.0	5,829.6
Other areas	1,372.5	154.2	115.7	60.3	1,702.9

Total	94,899.5	48,611.9	3,897.1	10,776.7	158,185.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,122.8

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of March 31, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	13,031.1	2,228.1	617.2	225.4	16,102.0
Construction	1,426.7	198.3	22.1	4.9	1,652.1
Real estate	6,669.9	512.1	51.7	42.0	7,276.0
Service industries	3,784.0	989.9	157.8	82.2	5,014.0
Wholesale and retail	7,264.2	589.1	655.0	513.2	9,021.6
Finance and insurance	9,384.2	1,864.0	2,069.9	1,314.5	14,632.7
Individuals	12,135.1	—	0.2	14.0	12,149.4
Other industries	14,300.7	4,990.4	675.9	5,813.5	25,780.7
Japanese Government; Bank of Japan	26,426.1	30,897.5	8.8	5,636.4	62,968.9

Total	94,422.5	42,269.7	4,259.0	13,646.5	154,597.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,534.9

	(Billions of yen)
	As of March 31, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	13,808.8	2,080.9	537.5	249.9	16,677.2
Construction	1,374.8	188.3	18.6	4.1	1,585.8
Real estate	6,752.2	439.8	53.1	33.2	7,278.4
Service industries	3,575.2	2,136.7	123.5	60.5	5,896.1
Wholesale and retail	7,474.5	593.3	457.2	512.4	9,037.6
Finance and insurance	9,899.3	2,549.1	2,014.7	1,057.5	15,520.7
Individuals	11,907.2	—	0.1	14.3	11,921.8
Other industries	15,769.1	5,946.2	681.1	5,690.6	28,087.1
Japanese Government; Bank of Japan	24,338.1	34,677.4	11.0	3,153.9	62,180.5

Total	94,899.5	48,611.9	3,897.1	10,776.7	158,185.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,122.8

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of March 31, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	29,640.8	15,622.7	489.5	1,928.9	47,682.0
From one year to less than three years	13,673.1	9,881.0	1,781.8	38.9	25,374.9
From three years to less than five years	9,339.6	7,815.5	1,033.2	27.0	18,215.4
Five years or more	26,685.1	5,387.3	864.7	0.0	32,937.2
Other than above	15,083.7	3,563.0	89.6	11,651.6	30,388.1

Total	94,422.5	42,269.7	4,259.0	13,646.5	154,597.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,534.9

	(Billions of yen)
	As of March 31, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	29,665.1	13,917.9	536.9	1,897.0	46,017.1
From one year to less than three years	12,628.3	12,704.9	1,606.1	43.9	26,983.4
From three years to less than five years	11,347.2	11,449.5	937.4	27.8	23,762.1
Five years or more	28,158.3	7,156.6	746.9	1.8	36,063.7
Other than above	13,100.3	3,382.8	69.7	8,806.0	25,358.9

Total	94,899.5	48,611.9	3,897.1	10,776.7	158,185.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	8,122.8

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,561.1	28.8	79.2	75.3	1,744.6

Overseas	185.5	1.9	8.2	20.8	216.6

Asia	25.1	0.0	0.0	4.0	29.2
Central and South America	42.3	1.5	6.3	0.0	50.2
North America	23.6	0.4	0.0	14.7	38.8
Eastern Europe	8.7	—	—	0.0	8.7
Western Europe	58.3	—	1.8	1.7	61.8
Other areas	27.3	—	—	0.3	27.6

Total	1,746.7	30.7	87.5	96.2	1,961.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.5

	(Billions of yen)
	As of March 31, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,439.5	20.5	82.3	59.0	1,601.4

Overseas	197.0	0.5	17.7	14.5	229.9

Asia	41.7	0.0	0.1	3.9	45.8
Central and South America	59.0	0.0	9.5	0.0	68.7
North America	8.0	0.5	0.0	8.4	17.0
Eastern Europe	0.4	—	—	—	0.4
Western Europe	66.5	—	8.0	1.6	76.2
Other areas	21.2	—	—	0.4	21.6

Total	1,636.5	21.1	100.1	73.6	1,831.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of March 31, 2011
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	415.7	9.3	39.5	19.5	484.1
Construction	94.0	3.4	0.4	1.9	99.9
Real estate	291.1	5.2	0.2	4.5	301.1
Service industries	191.3	3.5	3.7	6.9	205.5
Wholesale and retail	266.8	2.4	34.9	35.9	340.1
Finance and insurance	24.5	1.8	0.1	17.3	43.9
Individuals	264.5	—	0.0	1.6	266.2
Other industries	198.4	4.9	8.4	8.2	220.0

Total	1,746.7	30.7	87.5	96.2	1,961.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.5

	(Billions of yen)
	As of March 31, 2012
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	386.7	8.0	35.1	16.6	446.6
Construction	53.7	2.7	0.2	1.1	58.0
Real estate	251.1	5.3	0.0	0.8	257.4
Service industries	205.6	3.4	5.6	6.2	221.0
Wholesale and retail	268.2	0.8	41.6	31.1	341.9
Finance and insurance	21.2	0.2	3.0	10.5	35.0
Individuals	236.2	—	0.0	1.3	237.5
Other industries	213.3	0.3	14.2	5.7	233.7

Total	1,636.5	21.1	100.1	73.6	1,831.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Fiscal year-end balances of reserves for possible losses on loans and changes during the fiscal year

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2011	As of, or for the fiscal year ended, March 31, 2012
General reserve for possible losses on loans
Beginning balance	563.8	501.4
Increase during the fiscal year	501.4	447.5
Decrease during the fiscal year	563.8	501.4
Ending balance	501.4	447.5

Specific reserve for possible losses on loans
Beginning balance	317.7	259.1
Increase during the fiscal year	259.1	243.9
Decrease during the fiscal year	317.7	259.1
Ending balance	259.1	243.9

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.1	0.0
Increase during the fiscal year	0.0	0.0
Decrease during the fiscal year	0.1	0.0
Ending balance	0.0	0.0

Total
Beginning balance	881.8	760.5
Increase during the fiscal year	760.5	691.5
Decrease during the fiscal year	881.8	760.5
Ending balance	760.5	691.5

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2010	As of March 31, 2011	Change
Domestic	274.8	220.0	(54.8)
Manufacturing	24.7	27.0	2.2
Construction	6.4	18.6	12.2
Real estate	30.2	19.7	(10.5)
Service industries	22.5	17.0	(5.5)
Wholesale and retail	29.0	39.0	10.0
Finance and insurance	9.4	0.5	(8.8)
Individuals	71.1	84.2	13.1
Other industries	81.2	13.5	(67.6)

Overseas	36.2	34.2	(1.9)

Exempt portion	6.7	4.8	(1.8)

Total	317.7	259.1	(58.6)

	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012	Change
Domestic	220.0	187.4	(32.5)
Manufacturing	27.0	26.8	(0.1)
Construction	18.6	6.0	(12.5)
Real estate	19.7	20.3	0.6
Service industries	17.0	14.1	(2.9)
Wholesale and retail	39.0	39.7	0.6
Finance and insurance	0.5	0.8	0.2
Individuals	84.2	67.3	(16.9)
Other industries	13.5	12.0	(1.5)

Overseas	34.2	50.4	16.1

Exempt portion	4.8	6.0	1.2

Total	259.1	243.9	(15.1)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2012
Manufacturing	13.3	7.1
Construction	1.8	1.1
Real estate	8.6	1.7
Service industries	9.1	3.4
Wholesale and retail	19.8	7.5
Finance and insurance	0.4	0.0
Individuals	9.3	12.2
Other industries	8.8	5.0

Exempt portion	0.1	0.1

Total	71.6	38.5

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of March 31, 2011

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	714.7	3,893.1	4,607.9	90.0
10%	1.2	—	1.2	—
20%	302.1	847.9	1,150.1	9.2
35%	0.0	—	0.0	—
50%	73.9	8.2	82.2	5.5
100%	1,863.2	829.9	2,693.2	34.6
150%	0.0	—	0.0	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	2,955.4	5,579.4	8,534.9	139.6

	(Billions of yen)
	As of March 31, 2012

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	452.3	3,702.0	4,154.3	139.1
10%	67.4	0.1	67.5	—
20%	288.5	796.1	1,084.7	8.7
35%	—	—	—	—
50%	4.4	1.0	5.4	2.0
100%	2,144.8	665.7	2,810.5	42.8
150%	0.1	—	0.1	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	—	—	—
1,250%	—	0.0	0.0	—

Total	2,957.8	5,165.0	8,122.8	192.8

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Deduction from capital	27.9	21.9

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2011	As of March 31, 2012
50%	158.0	—
70%	757.2	13.1
90%	235.9	—
95%	4.1	84.0
115%	80.2	15.5
120%	15.4	2.4
140%	—	41.9
250%	402.5	236.7
Default	102.4	7.1

Total	1,756.1	400.9

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2011	As of March 31, 2012
300%	217.7	204.9
400%	67.6	69.2

Total	285.3	274.2

Note:	Of the equity exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of March 31, 2011
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	4.08	35.30	n.a.	46.38	51,448.3	38,017.0	13,431.3	9,671.1	75.10
Investment grade zone	0.11	36.51	n.a.	23.60	29,926.6	20,015.7	9,910.9	7,797.9	75.12
Non-investment grade zone	3.29	32.37	n.a.	80.84	20,116.7	16,723.2	3,393.5	1,843.8	75.03
Default	100.00	51.50	48.63	38.08	1,404.9	1,278.0	126.8	29.3	75.10

Sovereign	0.00	38.73	n.a.	0.88	75,302.4	54,017.2	21,285.2	114.2	76.70
Investment grade zone	0.00	38.73	n.a.	0.80	75,235.2	53,951.3	21,283.8	113.9	76.71
Non-investment grade zone	2.51	38.66	n.a.	96.54	67.1	65.7	1.4	0.2	75.00
Default	100.00	43.59	39.62	52.58	0.1	0.1	—	—	—

Bank	0.79	37.55	n.a.	25.13	5,157.1	2,440.6	2,716.5	255.1	75.67
Investment grade zone	0.11	37.23	n.a.	21.31	4,749.2	2,263.8	2,485.4	197.6	75.87
Non-investment grade zone	1.77	36.83	n.a.	72.83	379.0	148.1	230.9	57.5	75.00
Default	100.00	98.49	96.44	27.19	28.7	28.6	0.1	—	—

Equity exposure under PD/LGD approach	0.58	90.00	n.a.	125.95	1,037.1	1,037.1	—	—	—
Investment grade zone	0.08	90.00	n.a.	108.30	934.8	934.8	—	—	—
Non-investment grade zone	2.33	90.00	n.a.	296.15	99.2	99.2	—	—	—
Default	100.00	90.00	90.00	—	3.0	3.0	—	—	—

Total	1.62	37.76	n.a.	20.41	132,945.1	95,512.0	37,433.1	10,040.5	75.13
Investment grade zone	0.04	38.50	n.a.	8.74	110,846.0	77,165.8	33,680.2	8,109.5	75.16
Non-investment grade zone	3.26	32.75	n.a.	81.78	20,662.2	17,036.3	3,625.9	1,901.6	75.03
Default	100.00	52.52	49.67	37.78	1,436.8	1,309.8	126.9	29.3	75.10

	(Billions of yen, except percentages)
	As of March 31, 2012
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)				Amount of undrawn commitments	Weighted average of credit conversion factor (%)

					EAD (Billions of yen)	On-balance sheet	Off-balance sheet
Corporate	3.62	36.56	n.a.	43.71	54,520.1	40,759.9	13,760.2	10,639.1	75.11
Investment grade zone	0.09	38.27	n.a.	22.88	32,216.7	21,609.0	10,607.6	8,856.0	75.10
Non-investment grade zone	2.64	33.22	n.a.	76.27	20,912.3	17,901.2	3,011.1	1,755.0	75.14
Default	100.00	47.16	44.40	36.67	1,391.1	1,249.6	141.4	28.1	75.00

Sovereign	0.01	39.89	n.a.	0.97	77,838.3	58,064.9	19,773.3	219.2	75.00
Investment grade zone	0.00	39.89	n.a.	0.79	77,723.6	57,953.8	19,769.8	218.0	75.00
Non-investment grade zone	5.37	39.68	n.a.	122.43	114.5	111.0	3.5	1.2	75.00
Default	100.00	61.29	56.51	63.28	0.1	0.1	—	—	—

Bank	0.55	37.62	n.a.	23.66	5,583.1	2,692.3	2,890.7	309.9	75.49
Investment grade zone	0.09	37.43	n.a.	19.79	5,027.5	2,463.4	2,564.0	248.1	75.61
Non-investment grade zone	0.97	38.02	n.a.	59.46	534.3	210.7	323.6	61.8	75.00
Default	100.00	73.41	70.53	38.17	21.2	18.1	3.1	—	—

Equity exposure under PD/LGD approach	0.33	90.00	n.a.	122.93	964.4	964.4	—	—	—
Investment grade zone	0.06	90.00	n.a.	107.68	872.7	872.7	—	—	—
Non-investment grade zone	1.64	90.00	n.a.	271.51	90.5	90.5	—	—	—
Default	100.00	90.00	90.00	—	1.1	1.1	—	—	—

Total	1.45	38.84	n.a.	19.51	138,906.1	102,481.7	36,424.3	11,168.4	75.12
Investment grade zone	0.03	39.71	n.a.	8.57	115,840.6	82,899.1	32,941.4	9,322.3	75.11
Non-investment grade zone	2.61	33.61	n.a.	76.92	21,651.8	18,313.5	3,338.3	1,818.0	75.14
Default	100.00	47.60	44.83	36.66	1,413.6	1,269.1	144.5	28.1	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1 (see page 20 for details of obligor ratings).

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of March 31, 2011
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD	EAD (Billions of				Weighted average of credit conversion
				weighted average)		On-balance	Off-balance	Amount of undrawn
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	3.16	41.64	n.a.	34.47	10,774.8	10,444.5	330.2	7.6	75.00
Non-default	0.90	41.51	n.a.	34.64	10,529.4	10,206.5	322.9	7.6	75.00
Default	100.00	47.37	45.30	27.46	245.4	238.0	7.3	—	—

Qualifying revolving loan (retail)	4.42	79.63	n.a.	75.18	350.4	241.6	108.7	1,436.5	7.57
Non-default	3.93	79.63	n.a.	75.35	348.7	240.2	108.5	1,434.1	7.57
Default	100.00	79.16	76.06	40.96	1.7	1.4	0.2	2.3	12.29

Other retail	5.77	51.46	n.a.	49.61	2,759.9	2,730.8	29.0	26.0	73.67
Non-default	2.03	51.52	n.a.	50.28	2,654.5	2,629.5	24.9	21.9	69.80
Default	100.00	50.17	47.70	32.62	105.3	101.2	4.1	4.1	94.20

Total	3.71	44.55	n.a.	38.51	13,885.2	13,417.1	468.1	1,470.2	9.10
Non-default	1.20	44.46	n.a.	38.75	13,532.7	13,076.3	456.3	1,463.7	8.85
Default	100.00	48.36	46.17	29.07	352.5	340.7	11.7	6.5	64.29

	(Billions of yen, except percentages)
	As of March 31, 2012
	PD (EAD weighted average)	LGD (EAD weighted average)	EL default (EAD weighted average)	Risk weight (EAD	EAD (Billions of				Weighted average of credit conversion
				weighted average)		On-balance	Off-balance	Amount of undrawn
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	2.85	42.09	n.a.	33.65	10,529.9	10,244.4	285.4	6.2	75.00
Non-default	0.81	41.96	n.a.	33.78	10,313.0	10,033.7	279.3	6.2	75.00
Default	100.00	48.10	46.02	27.63	216.8	210.7	6.0	—	—

Qualifying revolving loan (retail)	3.98	79.22	n.a.	72.79	346.3	237.2	109.1	1,384.9	7.88
Non-default	3.57	79.23	n.a.	72.92	344.9	236.0	108.8	1,382.9	7.87
Default	100.00	77.21	74.07	41.51	1.4	1.1	0.2	1.9	13.72

Other retail	5.74	52.00	n.a.	45.41	2,776.3	2,752.3	23.9	22.4	72.45
Non-default	1.76	52.13	n.a.	45.92	2,663.6	2,643.8	19.8	18.3	67.39
Default	100.00	48.85	46.34	33.34	112.6	108.5	4.0	4.1	94.85

Total	3.47	45.04	n.a.	37.04	13,652.5	13,234.0	418.5	1,413.6	9.20
Non-default	1.07	44.96	n.a.	37.22	13,321.6	12,913.5	408.0	1,407.5	8.95
Default	100.00	48.49	46.25	29.63	330.9	320.4	10.4	6.0	69.01

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2010 through March 31, 2011	For the period from April 1, 2011 through March 31, 2012
	Actual losses	Actual losses
Corporate	22.9	29.2
Sovereign	0.2	0.2
Bank	(0.4)	(1.4)
Residential mortgage	31.5	(2.9)
Qualifying revolving loan (retail)	1.4	(0.7)
Other retail	23.1	5.2

Total	78.7	29.5

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses of ¥29.5 billion in the period from April 1, 2011 through March 31, 2012 decreased by ¥49.2 billion compared with the period from April 1, 2010 through March 31, 2011. This was due mainly to decrease in losses from residential mortgage and other retail exposure offset in part by an increase in losses from Corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from April 1, 2007 through March 31, 2008			For the period from April 1, 2008 through March 31, 2009
	Estimated losses (expected losses as of March 31, 2007)		Actual losses	Estimated losses (expected losses as of March 31, 2008)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,086.0	217.0	74.6	1,121.0	350.0	345.3
Sovereign	5.4	(7.0)	0	1.3	(11.1)	0.0
Bank	6.4	2.6	(2.6)	2.9	2.5	28.6
Residential mortgage	78.2	6.8	5.1	86.6	22.7	17.2
Qualifying revolving loan (retail)	7.2	2.3	(0.1)	7.9	3.2	2.1
Other retail	52.9	8.8	(2.8)	51.9	16.4	3.8

Total	1,236.5	230.5	74.1	1,271.8	383.9	397.3

	(Billions of yen)
	For the period from April 1, 2009 through March 31, 2010			For the period from April 1, 2010 through March 31, 2011
	Estimated losses (expected losses as of March 31, 2009)		Actual losses	Estimated losses (expected losses as of March 31, 2010)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,313.1	473.3	166.5	1,296.9	454.0	22.9
Sovereign	1.7	(10.8)	0.3	1.5	(11.4)	0.2
Bank	35.5	6.5	1.0	38.4	8.3	(0.4)
Residential mortgage	95.8	24.8	33.2	122.6	31.1	31.5
Qualifying revolving loan (retail)	10.3	3.8	0.2	10.2	3.5	1.4
Other retail	51.3	15.6	4.3	51.2	15.0	23.1

Total	1,508.0	513.3	205.8	1,521.1	500.6	78.7

	(Billions of yen)
	For the period from April 1, 2011 through March 31, 2012
	Estimated losses (expected losses as of March 31, 2011)		Actual losses
		After deduction of reserves
Corporate	989.6	373.2	29.2
Sovereign	1.3	(11.7)	0.2
Bank	31.9	4.1	(1.4)
Residential mortgage	150.4	43.2	(2.9)
Qualifying revolving loan (retail)	12.2	4.2	(0.7)
Other retail	74.7	24.1	5.2

Total	1,260.3	437.2	29.5

Notes:

1.	Estimated losses after deduction of reserve are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

■ Methods for credit risk mitigation

(8) Risk management regarding credit risk mitigation

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor the state of concentration of collateral type and concentration of credit risks in individual companies, including indirect credit exposure such as guarantees.

When calculating the credit risk weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through financial collateral (mainly deposits and securities), other collateral (mainly real estate) and guarantees by “sovereign, banks or corporations above a certain credit rating” is reflected.

For derivatives transactions and repurchase transactions, in cases in which a bilateral netting contract is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration.

(9)	Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of March 31, 2011
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,509.4	4,775.5	5,307.8	30.7	12,623.5
Corporate	2,136.1	4,561.6	3,417.4	21.1	10,136.2
Sovereign	0.2	23.8	581.5	—	605.6
Bank	343.2	16.2	288.8	9.6	657.9
Retail	29.7	173.9	1,020.0	—	1,223.7
Residential mortgage	—	—	252.5	—	252.5
Qualifying revolving loan	—	—	0.4	—	0.4
Other retail	29.7	173.9	767.0	—	970.7
Others	—	—	—	—	—

Standardized approach	3,391.0	n.a.	—	—	3,391.0
Sovereign	3,319.7	n.a.	—	—	3,319.7
Bank	4.7	n.a.	—	—	4.7
Corporate	66.6	n.a.	—	—	66.6
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,900.4	4,775.5	5,307.8	30.7	16,014.6

	(Billions of yen)
	As of March 31, 2012
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,337.0	4,687.5	5,414.2	34.1	12,473.0
Corporate	1,942.5	4,454.7	3,693.2	34.1	10,124.7
Sovereign	0.0	21.2	493.3	—	514.6
Bank	367.0	33.7	222.7	—	623.5
Retail	27.3	177.9	1,004.8	—	1,210.1
Residential mortgage	—	—	222.3	—	222.3
Qualifying revolving loan	—	—	0.3	—	0.3
Other retail	27.3	177.9	782.0	—	987.4
Others	—	—	—	—	—

Standardized approach	3,087.8	n.a.	—	—	3,087.8
Sovereign	3,084.8	n.a.	—	—	3,084.8
Bank	0.9	n.a.	—	—	0.9
Corporate	2.1	n.a.	—	—	2.1
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,424.9	4,687.5	5,414.2	34.1	15,560.9

■ Counterparty risk in derivatives transactions and long-settlement transactions

(10) Management of counterparty risk in derivatives transactions and long-settlement transactions

In managing the risk pertaining to counterparty risk in derivatives transactions and long-settlement transactions, we generally allocate risk capital together with loans, etc. As to derivatives transactions with financial institutions, etc., we periodically, where necessary, deliver and receive collateral to and from the counterparty based on the replacement cost to mitigate credit risk (collateralized derivative transactions). In conducting such transactions, there is a risk in which we may be required to provide additional collateral in cases where our credit profile deteriorates. We calculate reserves for derivatives transactions by multiplying the same reserve ratio that we use for loans, etc., against the replacement cost.

(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	(Billions of yen)
	As of March 31, 2011			As of March 31, 2012
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Current exposure method
Foreign exchange-related transactions	2,400.6	1,794.6	4,195.3	2,154.3	1,819.8	3,974.2
Interest rate-related transactions	5,785.0	2,647.0	8,432.0	5,783.8	2,727.4	8,511.3
Gold-related transactions	—	—	—	—	—	—
Equity-related transactions	58.4	73.0	131.5	58.0	98.7	156.7
Transactions related to precious metals (other than gold)	0.0	0.0	0.0	—	—	—
Other commodity-related transactions	110.3	62.4	172.7	65.8	51.4	117.2
Credit derivatives transactions	73.5	545.8	619.3	59.6	429.3	489.0
Subtotal (A)	8,428.0	5,123.1	13,551.1	8,121.7	5,126.8	13,248.5
Netting benefits by close-out netting settlement contracts (B)	n.a.	n.a.	8,652.7	n.a.	n.a.	8,524.4
Subtotal (C)=(A)+(B)	n.a.	n.a.	4,898.4	n.a.	n.a.	4,724.1
Effect of credit risk mitigation by collateral (D)	n.a.	n.a.	261.0	n.a.	n.a.	400.9

Total (C)+(D)	n.a.	n.a.	4,637.4	n.a.	n.a.	4,323.2

Standardized method			Credit equivalent amount			Credit equivalent amount
Total			230.3			198.0

Note:	The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of March 31, 2011			As of March 31, 2012
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	5.9	0.9	6.9	3.5	0.7	4.3

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Financial collateral	57.5	49.9
Other collateral	129.7	96.1
Guarantees, others	16.5	14.5

Total	203.8	160.6

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of March 31, 2011	As of March 31, 2012
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	4,230.7	3,224.6
	Protection sold	4,275.2	3,213.3

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	4,230.7	3,224.6
	Protection sold	4,275.2	3,213.3

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Credit derivatives used for credit risk mitigation	79.3	127.5

■ Securitization exposure

We classify transactions as securitization exposure based on two characteristics, “non-recourse” and “senior/subordinated structure,” pursuant to the definitions set forth in the Consolidated Capital Adequacy Ratio Notice, etc.; provided that the transactions do not include those which fall within specialized lending exposure.

The Notice was revised based on the “Enhancements to the Basel II Framework” and “Revisions to the Basel II market risk framework” announced by the Basel Committee on Banking Supervision, and the revisions took effect on December 31, 2011 (the so-called “Basel 2.5 revisions”). In connection with such revisions, disclosure items relating to securitization exposure have been added or changed starting from the Annual Review for the fiscal year ended March 31, 2012.

(12) Summary of securitization exposure and its risk management

We are associated with securitization transactions from various purposes and positions through our banking book and trading book. Quantitative information related to (a) to (c) below is disclosed in “(14) Quantitative disclosure items for securitization exposure,” in accordance with the definitions set forth in the Consolidated Capital Adequacy Ratio Notice. Securitization exposures are separately disclosed for calculation of credit risk-weighted assets and market risk equivalent amounts. (Quantitative information related to the market risk equivalent amounts is stated below starting as of, or for the fiscal year ended, March 31, 2012).

—  The role of our securitization transactions

(a) Securitization of our assets (“Securitization as originator”)

For the purposes of mitigating credit risk and credit concentration risk, controlling economic capital and responding to the needs of our investors, etc., we engage in securitization transactions the underlying assets of which include mortgage loans and loans to our corporate customers. When conducting a securitization as an originator, we consider such transaction from various aspects, including the effects of reduction of economic capital and improvement of return on risk as well as the practical effects of risk transfers, and make a comprehensive judgment on structure and appropriateness of transaction.

(b) Securitization program (ABCP/ABL) sponsor

As a means of supporting our customers in their securitization of their account receivables and notes receivables, etc., we retain securitization exposure by providing asset-backed loans (ABLs, which are on-balance-sheet transactions), and providing asset-backed commercial paper (ABCP) backup lines (off-balance-sheet transactions), as sponsor to special purpose companies (in the form of Cayman Islands Corporations, etc.). In such cases, in addition to gaining firm understanding of the actual risk profile through due diligence from the viewpoint of investors, we assign internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(c) Investment in alternative credit risk assets (“Securitization transactions as investor”)

We hold securitization products, such as ABS, CMBS, RMBS, and CDO, and resecuritization products, the underlying assets of which are mainly RMBS and CDO, etc., for the purpose of investing in alternative credit risk assets that are different from conventional credit risk assets in order to diversify our investment portfolio. The Portfolio Management Committee, etc. set limits on the amount of investment for securitization transactions as investor, and we maintain a stringent structure for management of such transactions. In addition, we implement stress tests based on scenarios under the market liquidity depletion and sharp price declines.

In addition, we undertake various securitization program arrangements such as ABL, ABCP and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile, including the underlying assets, and to disclose appropriately the risks and terms of the program to the customers who invest in the product.

Furthermore, we actively act as servicer for securitization transactions, offer settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

None of our affiliated entities hold securitization products in which we are involved as originators or sponsors.

—  Overview of risk characteristics in securitization and monitoring system

In addition to price fluctuation and market liquidity risks, securitization and resecuritization products are exposed to risks related to default, recovery and granularity of underlying asset portfolio.

The structure of these products also contains risks related to the originators, the administrators, trustees and managers of the underlying assets.

To address these risks, we also analyze the structure in terms of the underlying assets and credit events. We monitor the ability, quality and operating performance of originators and managers in charge of controlling the underlying assets as well as covenant information and credit status of the parties related to the program.

In addition, for resecuritization products, we pay attention to the underlying assets of the underlying securitization products.

We also assign internal ratings to all products and review the rating at least once a year. If there is a change in the credit situations, we will review the internal rating as appropriate. As mentioned above, we have established a system to comprehensively understand the risk characteristics of securitization exposures and manage these exposures.

We conduct credit risk measurements on all credit transactions, including securitization transactions. Furthermore, we carry out periodic monitoring on investment amount and performance on securitization transactions and report the situations to our Portfolio Management Committee, etc.

—  Status of response to Basel II

In calculating credit risk-weighted assets of securitization exposure under the internal ratings-based approach, we apply the ratings-based approach (“RBA”) if the asset has a rating obtained from eligible external credit assessment institutions and apply the supervisory formula approach (“SF”) in other cases pursuant to the Consolidated Capital Adequacy Ratio Notice. We deduct securitization exposure from our capital when neither RBA nor SF can be applied.

In addition, in calculating credit risk-weighted assets of securitization exposure under the standardized approach, we calculate based on risk weight according to ratings by eligible external credit assessment institutions and weighted average risk weight of underlying assets.

In terms of securitization exposure in our trading book that is subject to market risk regulations, we adopt the standardized measurement method and calculate market risk equivalent amounts in connection with the specific risks of securitization products based on risk weights according to ratings assigned by eligible external credit assessment institutions pursuant to the Consolidated Capital Adequacy Ratio Notice.

As for the eligible external credit assessment institutions, we refer to Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody's Investors Service Inc. (Moody's), Standard & Poor's (S&P) and Fitch Ratings, Ltd. in determining securitization exposure risk weight (We do not separately designate eligible external credit assessment institutions for each type of securitization exposure).

(13) Accounting policies for securitization transactions

The point at which financial assets and liabilities relating to securitization transactions begin or cease to be recognized, their evaluation and accounting treatment are pursuant to “Accounting Standards Relating to Financial Products” (Business Accounting Standards No. 10), etc., and we conduct valuations based on market price or other reasonably calculated price (such as a price quoted by a broker or an information vender) unless the valuation based on such information is recognized as extremely difficult to conduct in practice. With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management, we used the discounted cash flow method, and the price decision variables include default rates, recovery rates, pre-payment rates and discount rates.

Furthermore, we apply appropriate accounting treatment on compound financial products based on “Report on Auditing Securitized Instruments”, announced by the Japanese Institute of Certified Public Accountants on March 26, 2008.

(14) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	198.6	—	—	—	—	—	198.6
Default exposure	—	4.1	—	—	—	—	—	4.1
Losses during the fiscal year	—	0.6	—	—	—	—	—	0.6
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	847.5	34.6	—	882.1
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	50.0	12.8	—	62.8
Total amount of underlying assets (a)+(b)	—	198.6	—	—	847.5	34.6	—	1,080.8

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	169.1	—	—	—	—	—	169.1
Default exposure	—	2.3	—	—	—	—	—	2.3
Losses during the fiscal year	—	0.7	—	—	—	—	—	0.7
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	660.5	10.0	—	670.5
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	63.6	—	—	63.6
Total amount of underlying assets (a)+(b)	—	169.1	—	—	660.5	10.0	—	839.6

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2011 and 2012.

2.	“Amount of underlying assets” and “Losses during the fiscal year” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the fiscal year” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the Consolidated Capital Adequacy Ratio Notice, etc.

–Exposure intended to be securitized–

(Billions of yen)
As of March 31, 2011
Exposure intended to be securitized	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
	—	—	—	—	—	—	—	—

(Billions of yen)
As of March 31, 2012
Exposure intended to be securitized	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	37.6	—	—	847.5	34.6	—	919.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	37.6	—	—	847.5	34.6	—	919.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	3.0	—	3.0
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	36.2	—	—	660.5	10.0	—	706.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	36.2	—	—	660.5	10.0	—	706.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	1.5	—	—	1.5
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both March 31, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2011

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	801.2	—	—	—	801.2	—
Up to 50%	24.5	—	—	—	24.5	—
Up to 100%	40.7	—	—	—	40.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	34.4	—	—	—	34.4	—
Over 650%	15.9	—	—	—	15.9	—

Deduction from capital	3.0	—	—	—	3.0	—

Total	919.8	—	—	—	919.8	—

	(Billions of yen)
	As of March 31, 2012

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	607.8	—	—	—	607.8	—
Up to 50%	20.5	—	—	—	20.5	—
Up to 100%	37.2	—	—	—	37.2	—
Up to 250%	—	—	—	—	—	—
Up to 650%	30.5	—	—	—	30.5	—
Over 650%	9.1	—	—	—	9.1	—

Deduction from capital	1.5	—	—	—	1.5	—

Total	706.7	—	—	—	706.7	—

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2011

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	4.8	—	—	—	4.8	—
Up to 50%	0.6	—	—	—	0.6	—
Up to 100%	3.0	—	—	—	3.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	1.2	—	—	—	1.2	—
Over 650%	0.2	—	—	—	0.2	—

Deduction from capital	—	—	—	—	—	—

Total	10.0	—	—	—	10.0	—

	(Billions of yen)
	As of March 31, 2012

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	3.6	—	—	—	3.6	—
Up to 50%	0.5	—	—	—	0.5	—
Up to 100%	2.2	—	—	—	2.2	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.3	—	—	—	0.3	—
Over 650%	0.0	—	—	—	0.0	—

Deduction from capital	—	—	—	—	—	—

Total	6.7	—	—	—	6.7	—

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk Weight	As of March 31, 2011	As of March 31, 2012
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	4.2	—	—	—	—	—	4.2

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	3.3	—	—	—	—	—	3.3

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated

Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	115.4	—	142.7	195.2	443.6	—	9.9	906.9
Default exposure	—	—	—	0.2	7.7	—	0.0	8.0
Estimated loss amount related to underlying assets during the fiscal year	0.6	—	3.6	1.9	9.1	—	0.0	15.5
Amount of exposures securitized during the fiscal year	1,079.9	—	771.5	2,577.5	2,408.0	—	153.5	6,990.5

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	82.7	—	79.0	125.6	465.5	—	24.0	777.1
Default exposure	—	—	—	0.1	13.8	—	—	14.0
Estimated loss amount related to underlying assets during the fiscal year	0.6	—	1.2	0.8	14.3	—	0.0	17.1
Amount of exposures securitized during the fiscal year	546.6	—	471.6	1,723.3	2,637.0	—	84.7	5,463.5

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31, 2011 and 2012.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	98.2	—	136.6	158.7	335.4	—	7.3	736.5
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	34.9	—	10.7	38.0	117.9	—	22.8	224.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	133.1	—	147.3	196.8	453.4	—	30.2	961.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	47.8	—	62.3	16.6	84.6	—	22.8	234.3

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	68.2	—	76.1	79.5	329.2	—	5.9	559.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	64.6	—	12.8	56.3	126.0	—	22.5	282.5
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	132.9	—	89.0	135.9	455.3	—	28.4	841.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	47.2	—	41.0	24.6	90.4	—	22.5	225.9

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both March 31, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2011
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	648.2	—	214.7	—	862.9	—
Up to 50%	21.9	—	9.7	—	31.7	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	66.1	—	—	—	66.1	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	736.5	—	224.4	—	961.0	—

	(Billions of yen)
	As of March 31, 2012
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	537.1	—	281.7	—	818.8	—
Up to 50%	18.3	—	0.2	—	18.5	—
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	3.3	—	—	—	3.3	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	0.5	—	0.5	—

Deduction from capital	—	—	—	—	—	—

Total	559.1	—	282.5	—	841.7	—

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2011
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	4.1	—	1.3	—	5.5	—
Up to 50%	0.4	—	0.2	—	0.7	—
Up to 100%	0.0	—	—	—	0.0	—
Up to 250%	7.8	—	—	—	7.8	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	12.3	—	1.6	—	14.0	—

	(Billions of yen)
	As of March 31, 2012
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	3.5	—	1.7	—	5.3	—
Up to 50%	0.3	—	0.0	—	0.3	—
Up to 100%	0.0	—	—	—	0.0	—
Up to 250%	0.4	—	—	—	0.4	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	0.5	—	0.5	—

Deduction from capital	—	—	—	—	—	—

Total	4.4	—	2.3	—	6.7	—

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2011	As of March 31, 2012
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—

Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2011	As March 31, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

— Securitization exposure as investor (for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2011
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	28.5	1,488.4	177.5	98.5	259.3	394.6	119.6	2,566.7
Exposure on resecuritizations	—	41.6	150.0	—	119.3	0.0	3.0	313.9
Off-balance sheet	—	—	7.7	0.8	1.6	0.4	3.2	13.9
Exposure on resecuritizations	—	—	6.9	—	—	—	—	6.9
Total	28.5	1,488.4	185.2	99.4	261.0	395.0	122.8	2,580.6
Exposure on resecuritizations	—	41.6	156.9	—	119.3	0.0	3.0	320.8
Exposure on securitizations deducted from capital	—	9.9	—	0.4	8.5	42.3	4.6	65.9
Exposure whose underlying assets are overseas assets	19.3	122.4	7.0	19.6	189.1	30.2	11.9	400.0

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	68.5	1,414.9	118.7	62.7	192.1	321.4	108.6	2,287.2
Exposure on resecuritizations	—	39.0	0.5	—	108.2	0.0	3.0	150.8
Off-balance sheet	—	—	7.6	4.7	1.5	0.6	4.8	19.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	68.5	1,414.9	126.4	67.4	193.6	322.0	113.5	2,306.7
Exposure on resecuritizations	—	39.0	0.5	—	108.2	0.0	3.0	150.8
Exposure on securitizations deducted from capital	—	8.8	0.1	0.4	8.1	38.3	4.2	60.0
Exposure whose underlying assets are overseas assets	57.4	83.5	14.1	28.0	176.1	26.3	13.1	398.9

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., as of March 31, 2011 and 2012 were ¥1.0 billion and ¥0.7 billion, respectively (treated as deduction from capital for purpose of capital adequacy ratio calculation).

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	Securitization exposure as investor as of March 31, 2011 and 2012 includes ¥1.6 billion and ¥1.5 billion liquidity facilities, respectively, that we provide to ABCP programs sponsored by other companies.

7.	“Exposure on resecuritizations” as of both March 31, 2011 and 2012 are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of March 31, 2011

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	2,168.0	303.2	10.2	6.9	2,178.2	310.1
Up to 50%	245.0	—	—	—	245.0	—
Up to 100%	62.2	—	—	—	62.2	—
Up to 250%	7.2	—	—	—	7.2	—
Up to 650%	19.2	—	2.6	—	21.9	—
Over 650%	—	—	—	—	—	—

Deduction from capital	64.8	10.7	1.0	—	65.9	10.7

Total	2,566.7	313.9	13.9	6.9	2,580.6	320.8

	(Billions of yen)
	As of March 31, 2012

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	1,856.4	53.0	9.2	—	1,865.6	53.0
Up to 50%	292.2	86.8	4.7	—	297.0	86.8
Up to 100%	59.6	0.5	—	—	59.6	0.5
Up to 250%	4.1	—	—	—	4.1	—
Up to 650%	15.7	0.2	4.3	—	20.1	0.2
Over 650%	—	—	—	—	—	—

Deduction from capital	58.9	10.2	1.1	—	60.0	10.2

Total	2,287.2	150.8	19.4	—	2,306.7	150.8

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of March 31, 2011

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	17.4	3.2	0.0	0.0	17.5	3.3
Up to 50%	6.5	—	—	—	6.5	—
Up to 100%	4.2	—	—	—	4.2	—
Up to 250%	1.5	—	—	—	1.5	—
Up to 650%	9.2	—	0.7	—	9.9	—
Over 650%	—	—	—	—	—	—

Deduction from capital	54.7	0.8	1.0	—	55.8	0.8

Total	93.7	4.1	1.9	0.0	95.6	4.2

	(Billions of yen)
	As of March 31, 2012

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 20%	13.8	0.8	0.0	—	13.9	0.8
Up to 50%	7.9	1.9	0.0	—	8.0	1.9
Up to 100%	4.2	0.0	—	—	4.2	0.0
Up to 250%	0.8	—	—	—	0.8	—
Up to 650%	6.6	0.1	1.2	—	7.8	0.1
Over 650%	—	—	—	—	—	—

Deduction from capital	48.9	0.4	1.1	—	50.1	0.4

Total	82.4	3.4	2.5	—	85.0	3.4

Note:

“Exposure on resecuritizations” as of March 31, 2011 is based on the risk weight in the Basel 2 text.

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of March 31, 2011	As of March 31, 2012
Up to 20%	—	—
Up to 50%	—	42.2
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	42.2

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the Consolidated Capital Adequacy Ratio Notice	—	—

In addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of March 31, 2011 and 2012 were ¥55.7 billion and ¥60.1 billion, respectively.

— Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	2,853.0	—	—	2,853.0
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	2,853.0	—	—	2,853.0

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

–Exposure intended to be securitized–

(Billions of yen)
As of March 31, 2012
Exposure intended to be securitized	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	10.9	—	—	10.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	66.3	—	—	66.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	77.3	—	—	77.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	0	—	—	0
Exposure whose underlying assets are overseas assets	—	—	—	—	0	—	—	0

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

	(Billions of yen)
	As of March 31, 2012

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	4.4	—	—	—	4.4	—
Up to 4%	4.2	—	—	—	4.2	—
Up to 8%	2.2	—	—	—	2.2	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	66.3	—	66.3	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	10.9	—	66.3	—	77.3	—

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of March 31, 2012

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.1	—	—	—	0.1	—
Up to 8%	0.1	—	—	—	0.1	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	1.8	—	1.8	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	0.4	—	1.8	—	2.2	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2012
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—

Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

(Billions of yen)
As of, or for the fiscal year ended, March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	—	—	—	—	—	—	—	—
Estimated loss amount related to underlying assets during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—

(I) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

(Billions of yen)
As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

–Exposure by risk capital charge category–

(Billions of yen)
As of March 31, 2012

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	—	—	—	—	—	—

–Amount of required capital by risk capital charge category–

(Billions of yen)
As of March 31, 2012

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations

Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	—	—	—	—	—	—

— Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of March 31, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.7	1.4	0.4	0.6	21.7	8.8	3.2	37.1
Exposure on resecuritizations	—	—	—	—	—	—	0.3	0.3
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.7	1.4	0.4	0.6	21.7	8.8	3.2	37.1
Exposure on resecuritizations	—	—	—	—	—	—	0.3	0.3
Exposure on securitizations deducted from capital	—	1.2	—	0.5	10.0	1.1	0.3	13.3
Exposure whose underlying assets are overseas assets	0.7	0.9	0.4	—	0.0	2.6	1.0	5.9

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the Consolidated Capital Adequacy Ratio Notice (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of March 31, 2012
	On-balance sheet		Off-balance sheet		Total
Risk capital charge		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 1.6%	6.5	—	—	—	6.5	—
Up to 4%	3.1	—	—	—	3.1	—
Up to 8%	4.9	—	—	—	4.9	—
Up to 20%	—	—	—	—	—	—
Up to 52%	9.1	—	—	—	9.1	—
Over 52%	—	—	—	—	—	—

Deduction from capital	13.3	0.3	—	—	13.3	0.3

Total	37.1	0.3	—	—	37.1	0.3

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of March 31, 2012

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.1	—	—	—	0.1	—
Up to 4%	0.1	—	—	—	0.1	—
Up to 8%	0.3	—	—	—	0.3	—
Up to 20%	—	—	—	—	—	—
Up to 52%	2.5	—	—	—	2.5	—
Over 52%	—	—	—	—	—	—

Deduction from capital	13.3	0.3	—	—	13.3	0.3

Total	16.5	0.3	—	—	16.5	0.3

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of March 31, 2012
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—

Total amount of required capital	—	—

■ Market risk

See pages 61 to 69 for information regarding market risk.

■ Operational risk

See pages 69 to 72 for information regarding operational risk.

■ Equity exposure in banking book

(15) Risk management related to equity exposure in banking book

With regard to equities in our banking book, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure.

With regard to subsidiaries and related companies in which we invest, we manage their risks on a consolidated basis, and manage them appropriately in accordance with their management classification.

In addition, securities, a part of equity exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities the fair values of which are extremely difficult to determine are stated at acquisition cost or amortized cost and determined by the moving average method.

(16) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of March 31, 2011		As of March 31, 2012
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	2,761.0	2,761.0	2,615.0	2,615.0
Other equity exposure	276.8	n.a.	247.7	n.a.

Total	3,037.9	n.a.	2,862.8	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the Fiscal year ended March 31, 2011			For the Fiscal year ended March 31, 2012
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	25.7	54.7	29.0	15.6	54.9	39.3

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the Fiscal year ended March 31, 2011	For the Fiscal year ended March 31, 2012
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(94.4)	(49.3)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of March 31, 2011			As of March 31, 2012
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	241.3	491.4	250.0	178.4	480.3	301.8

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None as of March 31, 2011 and 2012.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of March 31, 2011	As of March 31, 2012
PD/LGD approach	1,037.1	964.4
Market-based approach (simple risk weight method)	285.3	274.2
Market-based approach (internal models approach)	—	—
Transitional measure applied	2,207.9	2,118.8

Total	3,530.3	3,357.6

■ Compensation of Directors, Corporate Auditors and Employees

(17) Qualitative Disclosure

(A) State of the organizational system relating to compensation of subject directors, corporate auditors and employees of Mizuho group

1. Subject directors, corporate auditors and employees “Subject Directors and Corporate Auditors” and “Subject Employees, etc.,” subject to disclosure as provided for in the FSA Notice No. 21 of 2012 (collectively, Subject Directors, Corporate Auditors and Employees) are as follows:

(1)  Subject directors and corporate auditors

Subject directors and corporate auditors are directors and corporate auditors of Mizuho Financial Group, Inc. (MHFG). Outside directors and outside corporate auditors are excluded.

(2)  Subject employees, etc.

Subject employees, etc., are employees of MHFG, and directors, corporate auditors and employees of its major consolidated subsidiaries, other than subject directors and corporate auditors, who are “persons who receive large amounts of compensation” and materially affect the operation of business or the state of assets of MHFG or its major consolidated subsidiaries, and are therefore subject to disclosure. The above does not include Subject directors or corporate auditors.

(a)  Major consolidated subsidiaries

A major consolidated subsidiary is an entity whose total assets as a percentage of consolidated total assets exceeds 2% of a bank holding company or bank or is an overseas local entity that conducts banking business similar to a branch. Specifically, it includes Mizuho Bank, Ltd. (MHBK), Mizuho Corporate Bank, Ltd. (MHCB), Mizuho Corporate Bank (USA), Mizuho Trust & Banking Co., Ltd. (MHTB), Mizuho Securities Co., Ltd. (MHSC), Mizuho Securities USA Inc., and Mizuho International Plc.

(b)  Persons who receive large amounts of compensation

A person who receives large amounts of compensation refers to a person who receives compensation that exceeds the base amount from MHFG or its major consolidated subsidiaries. The base amount at MHFG has been set at ¥45 million. Such base amount has been set based on the average amounts of the compensation of directors and corporate auditors of MHFG, MHBK, MHCB and MHTB for the last three fiscal years (excluding persons who resigned or retired during each of such fiscal years), taking into account fluctuations in amounts of compensation over past fiscal years. The preceding base amount has been adopted as the common base in order to unify the selection criteria of persons who receive large amounts of compensation at each of the companies in this paragraph.

(c)  Persons who materially affect the operation of business or the state of assets of Mizuho group

A person who materially affects the operation of business or the state of assets of Mizuho group means a person who exerts significant influence on the operation of the business of MHFG or a major consolidated subsidiary through their work in conducting transactions or management, or who materially affects the state of assets by incurring losses on transactions. Specifically, it includes executive officers of MHFG and directors, corporate auditors, executive officers, and market department employees of major consolidated subsidiaries.

2. Decisions on compensation of subject directors, corporate auditors, and employees

(1)  Decisions on compensation of subject directors, and corporate auditors

The compensation committee, which advises the board of directors of MHFG, is composed of three outside directors and one in-house director (the President & CEO of MHFG). The committee discusses basic policies in determining the compensation of directors and executive officers of MHFG, MHBK, MHCB, MHTB and MHSC, the compensation system, and the amounts of compensation, and the president & CEO of MHFG reports to the board of directors of MHFG and notifies each of the above companies of the results of the Committee’s discussions. Based on the results of discussions by the compensation committee of MHFG, each of the above companies, including MHFG, decides its own policies in determining compensation for directors and executive officers, compensation systems, and amounts of compensation.

The compensation of corporate auditors is decided through discussion among corporate auditors within the scope of the total amount of corporate auditors’ compensation decided at our ordinary general meeting of shareholders.

(2)  Decisions on compensation of subject employees, etc.

Matters relating to executive officers of MHFG and directors, corporate auditors and executive officers of MHBK, MHCB, MHTB and MHSC are as set out in (1) Decisions on compensation of subject directors and corporate auditors.

The compensation of subject employees, etc., is decided and paid in accordance with the salary and bonus system established by MHFG and the major consolidated subsidiaries. Such system is designed and put into writing by the human resources departments of MHFG and the major consolidated subsidiaries which are independent of departments furthering business. In terms of the compensation of overseas employees, each overseas office or operation determines its own compensation policy based on local laws and regulations as well as employment relationships.

3. Decisions on compensation of employees in risk management departments and compliance departments

The compensation of employees in risk management departments and compliance departments is decided in accordance with the salary and bonus system, and specific payment amounts are conclusively determined in accordance with employee performance evaluations made by the relevant department and the human resources department, independent from departments furthering business. Each employee of the risk management departments and the compliance departments sets their own items for evaluation in the employee performance evaluations, subject to the approval of their superiors. The degree to which the items are fulfilled is evaluated taking into account the degree of the employee's contribution to risk-management and compliance.

4. Total amount of compensation paid to members of the compensation committee and number of meetings held by the compensation committee

Number of meetings held (April 2011 – March 2012)
Compensation committee (holding company)	4

Note: The total amount of compensation is not set out above as it is not possible to separately calculate the amounts that are paid as consideration for the execution of duties by the compensation committee.

(B) Evaluating the appropriateness of the design and operation of the system relating to compensation of subject directors, corporate auditors, and employees of Mizuho group

1. Policies relating to compensation

(1)  Policies relating to compensation of subject directors and corporate auditors

Mizuho group has been endeavoring to ensure quality and stable revenue and to increase its corporate value while fulfilling our social responsibilities and accomplishing our public mission. In addition, Mizuho group practices its “customer first policy”, and as a full-service global financial group, endeavors to provide the highest-quality services at all times, with the aim of becoming “the Most Trusted Financial Institution”.

In determining the compensation for directors and corporate auditors of MHFG, our basic policy is to set an appropriate level based on business performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of our previously mentioned objectives.

In addition, we have designed the compensation system with the aim of restraining excessive risk-taking and increasing the consistency of the compensation scale of our directors and corporate auditors with the Mizuho group’s goals.

The subjects of these compensation policies are directors and corporate auditors, and the policy for our directors is determined by a resolution of the board of directors of MHFG, while the policy for our corporate auditors is determined by consultation among the corporate auditors of MHFG. Further, MHFG, MHBK, MHCB, MHTB and MHSC all have the same basic policies as described above.

(2)  Policies relating to compensation of subject employees, etc.

The policies relating to compensation for executive officers of MHFG, MHBK, MHCB, MHTB and MHSC are also the same as the policies described in (1) Policies relating to compensation of subject directors and corporate auditors above.

Compensation for other employees, etc., is determined in accordance with their duties and responsibilities. Some bonuses that are linked to performance are determined after comprehensively evaluating the employee’s contribution to business, including any qualitative contributions to the organization, in a manner that does not place an excessive emphasis on results.

2. The effect of the overall level of compensation, etc., on equity capital

The compensation committee of MHFG receives reports on the amount of compensation paid to directors and executive officers of MHFG, MHBK, MHCB, MHTB and MHSC in the previous fiscal year and confirms that there is no material effect on the Mizuho group’s performance or the adequacy of equity capital.

(C) Compatibility between system for compensation of subject directors, corporate auditors, and employees of Mizuho group and risk management and matters relating to linking compensation with performance

There was no compensation linked to business performance paid to any director of MHFG, MHBK, MHCB, MHTB and MHSC in the fiscal year ended March 31, 2012. If there are any decisions regarding the calculation method and payment amounts of performance-linked compensation for executive officers of any of the above companies, we will take into account not only the profits for the period but also the various risks according to each executive officer, including evaluating the business results based on the capital costs and credit costs attributable to the business handled and making adjustments based on other qualitative evaluations.

There is no system of performance-linked compensation for corporate auditors.

In addition, the compensation committee of MHFG receives reports on the compensation system, etc., from MHFG, MHBK, MHCB, MHTB and MHSC as necessary in light of confirming the status of compliance with Japanese and overseas regulations on compensation and provides its opinion to the companies above.

(18) Quantitative disclosure items

(A) Matters relating to types and total amounts of, and payment method for, compensation of subject directors, corporate auditors, and employees of Mizuho group

–Total amount of the compensation, etc., of subject directors, corporate auditors and employees–

	(millions of yen)
	For the fiscal year ended March 31, 2012

	Number of persons	Total amount of compensation	Total amount of fixed compensation	Base compensation	Stock compensation- type stock options	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	13	468	468	392	74	2

Subject employees, etc.	140	11,719	4,445	3,560	81	803
Overseas employees, etc.	124	10,713	3,887	3,071	13	801

	(millions of yen)
	For the fiscal year ended March 31, 2012

	Total amount of variable compensation	Base compensation	Bonus	Others	Retirement benefits	Others
Subject directors and corporate auditors (excluding outside directors and outside corporate auditors)	—	—	—	—	—	—

Subject employees, etc.	7,183	—	7,182	0	18	73
Overseas employees, etc.	6,753	—	6,753	0	—	73

Notes:

1.	Amounts of compensation of subject directors and corporate auditors include amounts of compensation received for duties performed as a director or corporate auditor of a major consolidated subsidiary.

2.	Total amount of fixed compensation includes ¥155 million of deferred compensation that arose during the fiscal year ended March 31, 2012 (subject directors and corporate auditors: ¥74 million; subject employees, etc. : ¥81 million). The amount of fixed compensation deferred prior to the fiscal year ended March 31, 2012 and paid during the fiscal year ended March 31, 2012 was ¥261 million (subject directors and corporate auditors: ¥219 million; subject employees, etc. : ¥42 million) and the outstanding amount as of March 31, 2012 was ¥348 million (subject directors and corporate auditors: ¥155 million; subject employees, etc. : ¥192 million).

3.	Total amount of variable compensation includes ¥1,050 million of deferred compensation that arose during the fiscal year ended March 31, 2012, all of which was for Subject Employees, etc., and could in the future be taken back in the event of poor business results or other detrimental factors. The amount of variable compensation deferred prior to the fiscal year ended March 31, 2012 and paid during the fiscal year ended March 31, 2012 was ¥304 million (subject employees, etc. : ¥304 million) and the outstanding amount as of March 31, 2012 was ¥1,050 million (subject employees, etc. : ¥1,050 million).

4.	Total amount of compensation for subject employees, etc., includes ¥1,210 million of guaranteed amount for retention, etc. (number of subject persons: 12), and ¥59 million of allowance for termination and resignation (number of subject persons: 4).

5.	The exercise periods of the stock compensation-type stock options (stock acquisition rights) are as set out below. Under the stock option agreements, exercise of the options is postponed, even during the exercise period, until the time of retirement of the director or employee.

Exercise Period
First Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.	from December 9, 2011 to December 8, 2031

(B) Other relevant matters relating to our system of compensation for subject directors, corporate auditors and employees of Mizuho group

There are no relevant matters in particular other than those set out in the preceding paragraphs.

Credit risk management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Credit risk management structure

Credit risk management of the Mizuho group

Our board of directors determines the Mizuho group’s key matters pertaining to credit risk management. In addition, the portfolio management committee of Mizuho Financial Group discusses and coordinates the basic policies in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Mizuho group. Under the control of the Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit risk management at our principal banking subsidiaries and other core group companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The board of directors of each company determines key matters pertaining to credit risk management. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The Chief Risk Officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring, and such division regularly presents reports regarding its risk management situation to Mizuho Financial Group. Each credit division determines policies and approves/disapproves individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

Individual credit management

Credit codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Internal rating system

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. We efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. We generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

Self-assessment, provision for loan losses and off-balance-sheet instruments and charge-offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management division of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the review. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division. In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards credit soundness.

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate restructuring or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the restructuring efforts of corporations is an important role for financial institutions, and we support corporations undergoing restructuring by reviewing business plans, advising on restructuring methods and utilizing corporate restructuring schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies.

Portfolio management

Risk measurement

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“Unexpected Loss”).

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set certain limits so that losses incurred through a hypothetical realization of the full credit VaR would be within the amount of risk capital and loan loss reserves.

Risk control methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

Portfolios of our principal banking subsidiaries and certain other core group companies

Mizuho Bank’s portfolio is diversified among relatively small accounts centered on individuals, domestic corporations including mainly small and medium-sized enterprises and middle-market corporations, public sector entities and other customers in Japan. While Mizuho Corporate Bank’s credit portfolio consists primarily of loans to Japanese public companies and other major Japanese enterprises, it also includes a significant proportion of loans to overseas corporations, including foreign subsidiaries of Japanese corporations, that are diversified in terms of the regions in which the borrowers are located. While retaining the principal features of each of the two banking subsidiaries’ respective portfolios, we aim to reduce expected losses while simultaneously utilizing sophisticated financial tools based on which they make strategic acquisitions and sales of assets. While closely monitoring the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of their credit risk management.

Market and liquidity risk management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages market and liquidity risk for the Mizuho group as a whole.

The following diagram shows our risk management structure:

Market risk management structure

Market risk management of the Mizuho group

Our board of directors determines key matters pertaining to market risk management policies. The ALM & market risk management committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes. The Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies and thereby prevent market risk from exceeding our ability to withstand losses based on our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

        These limits are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee, then determined by the chief executive officer. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market risk management at our principal banking subsidiaries and other core group companies

Our principal banking subsidiaries, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to their respective chief executive officers and top management on a daily basis, and to their board of directors and executive management committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity risk management structure

Liquidity risk management of the Mizuho group

Our liquidity risk management structure is generally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the chief executive officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

Liquidity risk management at our principal banking subsidiaries and other core group companies

The liquidity risk management structures of Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with Mizuho Financial Group, the above-mentioned companies have established classifications for the cash flow affecting them, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for cases which are deemed to fall into the “cause for concern” or “critical” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & market risk management committee and other business policy committees, the executive management committee and the chief executive officer of each subsidiary.

Value-at-Risk

We use the value-at-risk (the “VaR”) method, supplemented with stress testing, as our principal tool to measure market risk. The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2010, 2011 and 2012 and as of March 31, 2010, 2011 and 2012:

	Fiscal year ended March 31, 2010			As of March 31, 2010
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.9	¥1.0	¥1.2
Foreign exchange	1.4	2.7	0.4	2.1
Equities	1.2	3.2	0.3	0.3
Commodities	0.1	0.3	0.0	0.0

Total	¥3.1	¥4.8	¥2.1	¥2.8

	Fiscal year ended March 31, 2011			As of March 31, 2011
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.5	¥2.1	¥1.1	¥1.4
Foreign exchange	1.4	2.4	0.6	1.9
Equities	1.1	1.8	0.4	1.1
Commodities	0.0	0.3	0.0	0.1

Total	¥2.9	¥3.8	¥2.2	¥3.6

	Fiscal year ended March 31, 2012			As of March 31, 2012
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥2.4	¥1.4	¥1.8
Foreign exchange	1.9	2.8	0.7	1.8
Equities	1.1	1.7	0.5	0.5
Commodities	0.0	0.1	0.0	0.0

Total	¥3.8	¥4.8	¥2.8	¥3.0

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2012:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2010	2011	2012	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥2.8	¥3.6	¥3.0	¥(0.6)
Maximum	4.8	3.8	4.8	0.9
Minimum	2.1	2.2	2.8	0.5
Average	3.1	2.9	3.8	0.9
The number of cases where profits/losses exceeded VaR	no cases	1	2	1

Non-trading activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2012:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2010	2011	2012	Change
	(in billions of yen)
As of fiscal year end	¥167.0	¥211.3	¥263.7	¥52.3
Maximum	255.6	227.6	282.5	54.9
Minimum	160.2	137.8	210.3	72.5
Average	206.4	188.6	249.4	60.8

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. As shown in the table, we have reduced overall sensitivity to the risk of future increases in interest rates. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis points (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,
	2010	2011	2012	Change
	(in billions of yen)
Up to one year	¥(10)	¥(10)	¥(10)	¥(0)
From one to five years	(28)	(36)	(54)	(18)
Over five years	(14)	(19)	(24)	(5)

Total	¥(53)	¥(65)	¥(89)	¥(24)

Stressed Value-at-Risk

In December 2011, according to revisions to the Basel II market risk framework (commonly referred to as Basel 2.5), a new capital charge based on the stressed value-at-risk (“stressed VaR”) for trading activities is added to the market risk. The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

Fiscal years ended March 31,
2012
(in billions of yen)
As of fiscal year end	¥6.8
Maximum	10.5
Minimum	5.0
Average	7.4

Note :

Maximum, minimum and average figures in the above table have been calculated for the period from October 1, 2011 to March 31, 2012.

Strategically-held equity portfolio management activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2012, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥24.0 billion.

Strategically-held equity portfolio management activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2012, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥24.0 billion.

Back testing and stress testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2012 and the corresponding paired distribution of profits and losses. We had two cases where profits or losses exceeded value-at-risk during the period.

Note:	We conduct our back testing and assess the number of cases where profits/losses exceeds VaR based on a 250 business day year. The expected average number of instances where one-day trading profits and losses exceeded VaR at the 99% confidence level is five.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. In addition, we conduct stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2012
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥24.1
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	14.7

Outlier criteria

As part of the capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 6.2% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the decrease of the fluctuation range of interest rate shock scenario for the fiscal year ended March 31, 2012.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2010	¥681.4	¥7,658.0	8.8%
As of March 31, 2011	784.9	7,910.9	9.9
As of March 31, 2012	483.2	7,772.9	6.2
Effect of yen interest rate	205.0
Effect of dollar interest rate	222.4
Effect of euro interest rate	33.5

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.

(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Market risk equivalent

In order to calculate the amount of capital necessary to meet the capital requirements relating to market risk (the “market risk equivalent”), we apply internal models to calculate general market risk (risks related to factors that apply generally to the market, e.g., interest rates, foreign exchange rates) and the standardized measurement method to calculate specific risks (risks other than general market risk, e.g., credit quality and market liquidity of an individual security or instrument). In addition, our internal models are applied to trading transactions with market liquidity based on the relevant holding period.

Under the internal models, the market risk equivalent is expressed as the sum of;

•

The higher of (i) VaR on the calculation date and (ii) the average of VaR for the preceding 60 business days (including the calculation date) multiplied by a multiplication factor ranging from 3.00 to 4.00 that is determined based on the number of times VaR is exceeded upon back testing; and

•

The higher of (i) stressed VaR on the calculation date and (ii) the average of stressed VaR for the preceding 60 business days (including the calculation date) multiplied by the same multiplication factor as used in the bullet point above.

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2011	2012	Change
	(in billions of yen)
Calculated using standardized measurement method	¥84.5	¥68.4
Calculated using internal models	26.6	98.2	71.5

Total market risk equivalent	¥111.1	¥166.6	¥55.5

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational risk management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Definition of risks and risk management methods

As shown in the table below, we have defined each component of operational risk and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

•      Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•      Ensure ongoing project management in systems development and quality control.

•      Strengthen security to prevent information leaks.

•      Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•      Establish clearly defined procedures for handling operations.

•      Periodically check the status of operational processes.

•      Conduct training and development programs by headquarters.

•      Introduce information technology, office automation and centralization for operations.

•      Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•      Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•      Collect and distribute legal information and conduct internal training programs.

•      Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•      Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•      Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

•      Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

•      Analyze degree of influence of regulatory changes and establish countermeasures.

•      Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•      Establish framework to identify and manage, on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

• Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk,” which constitute a combination of more than one of the above components of operational risk, as operational risk.

Measurement of operational risk equivalent

Implementation of the AMA

We have been implementing the AMA from September 30, 2009, in place of the gross profit allocation approach (The Standardized Approach (TSA)) that we had been using previously, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach (BIA) for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). A statistical approach (one year holding period / one-tailed 99.9 percentile confidence interval) is taken for the calculation of operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2010, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2010, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by the loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “(3) Scenario Analysis.”

•	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

•	Operational risk of large-scale natural disasters

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.”

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.” In the measurement process, we assume that final decisions will be made on all litigation within one year.

•	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

Scenario analysis

•	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analyses into four approaches in accordance with the characteristics of each loss event type and risk management structures.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products and business practices / Execution, delivery and process management
B	Employment practices and workplace safety
C	Damage to physical assets
D	Business disruption and system failure

At Mizuho Financial Group, loss event types to which Approach A is applied account for a considerable amount of operational risk. The detailed process of Approach A is explained below as a typical example of scenario analysis.

•	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a groupwide basis in accordance with its business activities and operational risk profile.

•	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relative internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICF to determine the final occurrence frequency.

•	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

•	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.